

Swopblock, LLC. (the "Company") a Pennsylvania Limited Liability Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short Year ended December 31, 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swopblock, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 2, 2022
Vincenzo Mongio

Statement of Financial Position

	Short Year Ended December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	40,926
Payroll Security Deposit	35,273
Total Current Assets	76,199
TOTAL ASSETS	76,199
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Related Party Payable	5,051
Total Current Liabilities	5,051
Long-term Liabilities	
Safe Agreements (Future Equity Obligations)	136,316
Total Long-Term Liabilities	136,316
TOTAL LIABILITIES	141,367
EQUITY	
Accumulated Deficit	(65,168)
Total Equity	(65,168)
TOTAL LIABILITIES AND EQUITY	76,199

Statement of Operations

	Short Year Ended December 31, 2021
Revenue	-
Cost of Revenue	
Gross Profit	-
Operating Expenses	
General and Administrative	9,080
Owner Guaranteed Payments	45,864
Total Operating Expenses	54,944
Net Income (loss)	(54,944)

Statement of Cash Flows

	Short Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(54,944)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Payroll Security Deposit	(35,273)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(35,273)
Net Cash provided by (used in) Operating Activities	(90,217)
FINANCING ACTIVITIES	
Proceeds from SAFE Notes, Net of $10k in financing costs	126,092
Related Party Advances	5,051
Net Cash provided by (used in) Financing Activities	131,143
Cash at the beginning of period	-
Net Cash increase (decrease) for period	40,926
Cash at end of period	40,926

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance 3/4/21 (inception)	-	-	-
Financing Costs	-	(10,224)	(10,224)
Net Income (Loss)	-	(54,944)	(54,944)
Ending Balance 12/31/2021	-	(65,168)	(65,168)

Swopblock, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swopblock, LLC. ("the Company") is formed on March 4, 2021 under the laws of the State of Pennsylvania. The primary activities of the Company are to discover and exploit cryptocurrency blockchain technology by the research, development and licensing of software. Such primary activities shall be devoted to the primary purpose of the Company. Such primary purpose of the Company is to establish a cryptocurrency network that transacts across blockchains, is counterparty secure, and excludes the parties of cryptocurrency exchange and their security vulnerabilities.

The Company will continue an equity crowdfunding offering during 2022 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606," Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2021, the Company paid Guaranteed Payments in the amount of $45,864 to members of the company.

During the year ended December 31st, 2021, the Company received an advance in the amount of $5,050 from a member of the company. The balance is non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Simple Agreements for Future Equity (SAFE) -During the period ending December 31, 2021, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 87.5% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2.5M.

NOTE 6 – EQUITY

The Company is a multi-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 2, 2022, the date these financial statements were available to be issued.

Simple Agreements for Future Equity (SAFE) - On January 21, 2022, the Company entered into multiple SAFE agreement (Simple Agreement for Future Equity) totaling approximately $336k with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 87.5% and 100% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $2.5M and $3.5M respectively.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses for an unknown period of time. Management has evaluated these conditions and believes it has raised sufficient capital via the proceeds from SAFE notes to fund operations for the 12 months following the financials statements being available for issue.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.